January 7, 2005


Paul G. Daly
President
Infitech Ventures Inc.
20 Lyall Avenue
Toronto, Ontario, Canada M4E 1V9

Re:	Infitech Ventures Inc.
	Form 10-SB
	Filed December 13, 2004
	File No. 000-51073

Dear Mr. Daly:

      We have the following comments to your filing. Please file an amendment by February 3, 2005 to comply with our comments. If you cannot amend the filing by that time, you should consider withdrawing the filing before it becomes effective by operation of law. You could then refile when you are able to respond to the comments. Please note that you should file the request for withdrawal by February 9, 2005.

      If you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please tell us the purpose of filing the registration statement at this time.
2. We note that your web site indicates that you provide wastewater treatment products. Please revise your registration statement as appropriate to describe such products, or tell us supplementally why such a description is not warranted.

Cautionary Statement Regarding Forward-Looking Statements - Page 3
3. Please revise to eliminate the references to Section 27A of the Securities Act and Section 21E of the Exchange Act, as these safe harbor provisions are not available to non-reporting or penny stock issuers.

Part I

Item 1.  Description of Business - Page 3.
4. It appears that your assets and personnel are all located in Canada. If so, please provide appropriate disclosure regarding the difficulty that U.S. investors might have enforcing liabilities under the U.S. securities laws.

Introduction - Page 3
5. We note the statement that you "intend to develop a variety of different products based on our Wax Technology for use in different applications." Please expand your disclosure to describe specific applications and limitations of your Wax Technology. We note, for instance, that the "Spill Statistics" section of your web site implies that the Wax Technology may be particularly suited for small spills rather than large spills.

The Wax Technology - Page 3
6. We note your disclosure in the "Introduction" subsection that you have successfully tested prototypes of the Wax Technology. Please describe the tests conducted and positive and negative findings reached. Please include details such as the size of the spills contained, the conditions under which the tests were performed, the effectiveness of the Wax Technology, etc. We may have further comment based on your response.
7. Please revise your disclosure to clearly identify the hurdles that remain before you can market your product.
8. Please revise your disclosure to clarify why you have not issued the stock to Mr. Nelson and when you are obligated to do so. Also disclose the implications of failing to issue the stock; see comment
36.

Patents and Trademarks - Page 4
9. Please expand your disclosure to describe the Canadian Intellectual Property Office patent application examination process.
Also disclose the duration and geographic limitations on any patent that might result from the process.
10. We note your disclosure on page 5 that you expect to focus your marketing and sales efforts in the United States and Canada. With a view towards disclosure, please tell us whether you intend to seek patent protection in the United States. If so, please revise your disclosure to describe the United States patent application examination process.
11. Describe the key elements of your Wax Technology that you believe will be protected if your patent applications are approved.

Manufacturing and Production - Page 4
12. Please explain supplementally the "long-standing relationship" between Mr. Nelson and IGI. Please disclose whether there is a written agreement or other obligation on the part of IGI to supply you paraffin wax free of charge. File any written agreement as an exhibit.

Competition - Page 5
13. Please explain to us your reasonable basis for concluding that the Wax Technology is more economical, efficient and effective than competitive products, when you have not yet commercialized a product based on this technology.

Government Regulations - Page 5
14. Please expand your disclosure to describe the Environment
Canada
and U.S. Environmental Protection Agency regulatory approval processes and your need for such approvals.

Item 2.  Management`s Discussion and Analysis or Plan of Operation
-
Page 6.

Plan of Operation - Page 6
15. Revise to describe the Company`s plan of operation for the next twelve months. Your discussion should include the following:
* How long the Company can satisfy its cash requirements and when you will have to raise the additional financing;
* A more specific discussion of the timeframe for the sale of your product;
* Explanation for the significant variance from the actual selling, general and administrative expenses presented in the statement of operation and the anticipated expense next year; and
* Discussion of the consulting agreements with the two technical consultants.
Refer to Regulation S-B Item 303 (a).

Liquidity and Financial Condition - page 8
16. Revise to describe and quantify the common shares issued during the years presented and how they were accounted for.

Item 5.  Directors and Executive Officers, Promoters and Control
Persons - Page 11.
17. We note your discussion of Daly Environmental Consultants.
With
a view toward disclosure, please tell us how Mr. Daly allocates business opportunities between Infitech and DEC.

Other Significant Employees and Consultants - Page 12
18. We note that you describe the services of Mr. Nelson and Dr.
Shen
as crucial to your business plan. Please describe the material terms of your agreements with these consultants and file those agreements as exhibits to the registration statement.

Item 7.  Certain Relationships and Related Transactions - Page 13
19. We note your statement that there have not been material related party transactions. Please reconcile that statement with the fact that your president has acquired 50% of your stock.

Item 8.  Description of Securities - Page 13
20. Your disclosure may not be qualified by reference to statutes. Please revise accordingly.
21. Supplementally reconcile the number of shares shown as outstanding in this section with the number in your balance sheet.
22. Please disclose and explain the 1% quorum provision in section
8
of your bylaws.
23. Please reconcile your disclosure that you have authorized a single class of stock that is common stock with section 34 of your bylaws which appears to give you the power to designate preferences among your securities.

Part II

Item 1.  Market Price of and Dividends on the Registrant`s Common
Equity and Related Stockholder Matters - Page 14.
24. Please disclose the approximate number of holders of record of your common stock, as required by Item 201(b) of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities - Page 15.
25. Please identify the persons or class of persons to whom your securities were sold in each offering, as required by Item 701(b) of
Regulation S-B.

Part F/S

Financial Statements

General
26. The financial statement should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date.
27. Revise the financial statement footnotes to quantify all amounts in terms of U.S. dollars. We refer, particularly, to the $1,000 consulting fee and $.10 royalty fee (Note 4). Revise all narratives throughout the filing to quantify amounts and balances in terms of U.S. dollars, as well. We will not object if you wish to also quantify these amounts in terms of Canadian dollars. However, the current presentation is confusing.
28. If you restate the financial statements in responding to our comments, the restated financial statement must be labeled "restated." The financial statements must also include the disclosures required by APB 20. Note that the auditor`s report must include an explanatory paragraph describing any restatement as required by AU Section 508.

Report of Independent Registered Public Accounting Firm - page F-2
29. We note that the corporate headquarters of Infitech Ventures, Inc. is located in the Province of Ontario, Canada, you are incorporated in Nevada and your accountants are located in Florida.
Supplementally explain how they were able to conduct the audit. Are they licensed other than in Florida?
30. We note that your auditors did not audit the cumulative balance from the date of inception (October 24, 2000) through July 31, 2004.
An auditors association with the cumulative data is required on an annual basis as long as you are in the development stage. Revise to include an auditors report clearly identifying this period as audited or discuss why you believe no audit is necessary.

Statements of Operations - page F-4
31. We note disclosure on page 12 that you "have not paid any salaries or other compensation to our officers, directors or employees since our inception." Clarify that fact in the footnotes, including whether unpaid executive salaries have been accrued and expensed as earned in the financial statements. The company should reflect all costs of doing business, therefore, if an officer or executive is contributing time, contributed services should be valued and recorded, see SAB Topic 1B.
32. Revise the footnotes to disclose that you receive paraffin wax "free of charge" from the International Group, Inc. and disclose the current market price. If the amounts are significant, the expense and corresponding contribution should be recorded. We also note you are working with IGI to test and finalize a wax compound. Supplementally tell us if you reimburse IGI for these services. Confirm that your historical income statement reflects all costs of doing business, including costs incurred by IGI on you behalf. Refer to SAB Topic 1-B as necessary.
33. As a related matter, confirm that none of your officers, directors or 10% or greater shareholders has any ownership in IGI. Otherwise provide the related party disclosures as required by SFAS
57. Also, confirm you have not entered into any agreements with IGI for the manufacturing and supply of your product or any future services.

Statement of Stockholder`s Equity - Page F-6
34. We note on page 15 that you issued 6,000,000 shares on February
28, 2001. Why are these not included in your statement of stockholders` equity? Revise or advise.

Notes to the Financial Statements
Note 3. Significant Accounting Policies - Page F-7
Cash and Cash Equivalents - Page F-8
35. We note that part of your cash is held in a trust by the company`s lawyer. Supplementally tell us the nature of this cash. Is this considered restricted cash? If so it should be disclosed separately on the face of the balance sheet. Please revise or advise.

Note 4. Patent and Intellectual Property - page F-9
36. We note that on May 6, 2004 you agreed to issue 150,000 shares to
Mr. Nelson for his assignment of the Wax Technology. It appears that these shares have not been delivered as of the balance sheet date. Supplementally explain when or if these shares were delivered. It is not clear to us whether a transfer of a patent has taken place as of the balance sheet date. According to the Technology Transfer Agreement, the transfer by inventor is "subject to the terms a conditions of the Agreement, including delivery of the consideration as provided in the Agreement." Instead, it appears only an option to acquire a patent may have been purchased.
Revise to remove the asset from your balance sheet and the "obligation to issue shares" from your statement of stockholder`s equity or supplementally provide support for your current presentation.
37. As a related matter, tell us about the relationship between Mr.
Nelson and the Company and your directors and shareholders. Describe any related party relationships and affiliations.

Note 6. Related Party Transactions - page F-10
38. We note the Company has non-interest bearing loans from directors and shareholders. Since there are no fixed terms of repayment, what consideration was given to recording these loans as capital contributions? Please discuss.

*     *     *

      If you cannot amend your filing in the timeframe mentioned on page 1, please tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar at (202) 824-5579 or Angela Crane at (202) 942-1931 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C.
Hunt at (202) 824-5662 or me at (202) 824-5697 with any other questions.

      Sincerely,



Russell Mancuso
Branch Chief


cc (via fax):  	Stephen O`Neill, Esq., O`Neil Law Group PLLC
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Paul G. Daly
Infitech Ventures Inc.
January 7, 2005
Page 1